EXHIBIT 99.3

Chunghwa Telecom announces its operating results for July 2015

Date of events: 2015/08/10

Contents:

1.	Date of occurrence of the event: 2015/08/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: Chunghwa Telecom consolidated revenue for July 2015 was NT$18.66 billion, a 1.2% increase year-over-year. Operating income was NT$4.78 billion and pretax income was NT$4.92 billion. Net income attributable to stockholders of the parent company was NT$4.09 billion and EPS was NT$0.53, growing by 21.5% year-over-year. Accumulated till the end of July, total revenue was NT$132.05 billion, a 2.2% increase year-over-year. Operating income and pretax income were NT$29.76 billion and NT$31.00 billion, respectively. Net income attributable to stockholders of the parent company was NT$25.64 billion and EPS was NT$3.31, growing by 6.0% year-over-year. Additionally, accumulated total consolidated revenue, pretax income and EPS all exceeded guidance for the first nine months of 2015. In July, mobile communications business revenue increased year-over-year, mainly attributed to the mobile value-added service revenue increase driven by the growth of mobile internet subscriber base. Broadband access revenue and HiNet ISP revenue also increased year-over-year. Additionally, ICT revenue continued its growth momentum. Operating costs and expenses in July decreased year-over-year, mainly attributable to the decrease in costs of goods sold, interconnection expenses and depreciation expenses.

8.	Countermeasures: None

9.	Any other matters that need to be specified: None